UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Thomas A. Williams Executive Vice President & Chief Financial Officer Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 4

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 4

Item 1.    Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014 and Amendment No. 2 filed on May 23, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI” or the “Reporting Person”). The Shares reported in this Schedule 13D are beneficially owned by HGI. Such Shares are held in the name of HGI Funding, LLC, a Delaware limited liability holding company (“HGI Funding”) and a direct wholly−owned subsidiary of HGI and may be held by one or more wholly−owned subsidiaries of HGI in the future from time to time. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HGI Persons”). HGI is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As disclosed in Item 4 below, the this Item 2 does not include information with respect to Mr. Philip A. Falcone and Mr. Keith M. Hladek because such persons have resigned their positions with the Reporting Person effective as of December 1, 2014.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

The Reporting Person initially acquired the Shares based on its belief that the Shares represented an attractive opportunity. Since then Mr. Falcone, Chief Executive Officer of HGI and Chairman of the Board of Directors of HGI (the “Board”), and Mr. Keith M. Hladek, an director of HGI, have worked with the management and Board of the Issuer on a variety of matters. On November 25, 2014, Mr. Falcone and Mr. Hladek resigned their positions with HGI. As a result of the foregoing, Mr. Falcone will no longer be a reporting person in reports filed by the Reporting Person. Interested parties should read reports filed by Mr. Falcone with respect to the Issuer. In connection with Mr. Falcone’s resignation at HGI, on November 25, 2014, HGI and Mr. Falcone entered into a Separation and General Release Agreement (the “Separation Agreement”). The Separation Agreement provides that if certain terms and conditions are satisfied then, from the date on which such terms and conditions are satisfied until November 25, 2015, HGI shall use its commercially reasonable efforts to sell all of its shares of the Issuer. The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the text of the Separation Agreement, which is filed as an Exhibit A hereto and incorporated herein by reference herein.

Subject to the terms of the Separation Agreement, the Reporting Person may at any time and from time to time, in one or more open market or privately negotiated transactions or otherwise, dispose of or transfer (including pursuant to the terms of the Separation Agreement) all or a portion of the securities of the Issuer, including Shares, that the Reporting Person now owns or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Person. Notwithstanding the foregoing, the Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. In particular, the Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Person; (ii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iii) request or seek that the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business (including assets and businesses owned by the Reporting Person or one or more of its subsidiaries) or enter into new or different business activities, including acquisitions from affiliates of the Reporting Person; (iv) request or seek that the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Person; (v) request or seek that the Issuer or any of its subsidiaries raise capital or restructure their respective capitalization, indebtedness or holding company arrangements; (vi) request or seek that the Issuer or any of its subsidiaries make personnel changes; (vii) request or seek that the Issuer or any of its subsidiaries change the identity of the directors or officers; (x) request or seek that the Issuer or any of its subsidiaries make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (xi) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (xi) above.

CUSIP No. 74443P104	Page 3 of 4

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 23,814,601 Shares stated to be outstanding as of October 31, 2014 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2014, filed with the SEC on November 10, 2014.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 5,758,360 Shares, constituting 24.2% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

(c) The Reporting Person has not effected any transactions in the Shares in the past 60 days.

As disclosed in Item 4 above, following his resignation at HGI, Mr. Falcone will no longer be a reporting person in reports filed by the Reporting Person. Interested parties should read reports filed by Mr. Falcone with respect to the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On September 22, 2014, the Issuer entered into an Amended and Restated Registration Rights Agreement with the investors party thereto (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Reporting Person may become a party to the Registration Rights Agreement at any time by executing a joinder to the agreement and have the rights of a holder described below.

Pursuant to the Registration Rights Agreement, the Issuer is obligated to, at any time upon request from a holder of registrable securities after September 22, 2014, file a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), within thirty days after the date of such request for the benefit of the holders of the registrable securities. Alternatively, the Issuer has also agreed to, within thirty days after receiving a request from a holder of registrable securities (provided, that the Issuer is, at the time of receipt of such request, eligible to use a registration statement on Form S-3 under the Securities Act for secondary offerings of the registrable securities) use reasonable best efforts to cause such a registration statement to be filed and to maintain the effectiveness of such shelf registration statement for the benefit of the holders of the registrable securities. In the event of a registered offering by the Issuer of its Shares, holders of the registrable securities have the right to require the Issuer to include registrable securities held by them in such offering, subject to certain limitations, including as determined by any underwriters for the transaction. Subject to certain limitations, the Issuer will bear the expenses incurred in connection with registrations under the Registration Rights Agreement and will indemnify the holders of registrable securities and any underwriters against certain liabilities, including liabilities under the Securities Act.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is filed as an Exhibit B hereto and incorporated herein by reference herein.

See Item 4.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:
Amended and Restated Registration Rights Agreement, dated as of September 22, 2014, by and among HC2 and the investors named therein (incorporated by reference to Exhibit 10.4 to HC2’s Current Report on Form 8-K, filed on September 26, 2014).

Exhibbit B:
Separation and General Release Agreement, dated as of November 25, 2014, by and between Harbinger Group Inc. and Philip A. Falcone (incorporated by reference to Exhibit 10.1 to the Current Report of Harbinger Group Inc. filed on November 26, 2014).

CUSIP No. 74443P104	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

November 28, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Omar M. Asali	450 Park Avenue New York, NY 10022	US	Director and President

Joseph S. Steinberg	450 Park Avenue New York, NY 10022	US	Director & Chairman of the Board of HGI

Thomas A. Williams	450 Park Avenue New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue New York, NY 10022	US	Executive Vice President and Director

Michael Sena	450 Park Avenue New York, NY 10022	US	Vice President and Chief Accounting Officer

Frank Ianna	450 Park Avenue New York, NY 10022	US	Director

Gerald Luterman	450 Park Avenue New York, NY 10022	US	Director

Eugene I. Davis	450 Park Avenue New York, NY 10022	US	Director

Andrew Whittaker	450 Park Avenue New York, NY 10022	US	Director

A -1